
06016253

ADR FILE NR. 82-2876

Press release

Date August 11, 2006

This is a press release of VNU Group B.V.

VNU ANNOUNCES UPDATE ON NEW FINANCING STRUCTURE

Haarlem, the Netherlands - VNU Group B.V. (VNU), a leading global information and media company, today announced that:

- VNU and its subsidiary Nielsen Media Research, Inc. completed the recent bond tenders by Valcon Acquisition B.V., by purchasing all notes tendered; these notes will be cancelled;

- VNU calls all notes that were subject to tenders and that have not been tendered, from the following note issues: EUR 500,000,000 6.625% Bonds due May 30, 2007, ISIN XS0111874128; NLG 600,000,000 5.50% Bonds due June 16, 2008, ISIN NL0000121945, Fondscode 12194; and EUR 600,000,000 6.75% Notes due October 29, 2008, ISIN XS0137852793; as a result, the notes involved will be redeemed on August 21, 2006 as per their relevant terms and conditions;

- VNU has issued EUR 343,000,000 11% Senior Discount Notes due 2016 (for aggregate gross proceeds of EUR 200,095,910) and VNU subsidiaries have issued notes guaranteed by VNU, and guaranteed by certain of VNU's subsidiaries, involving USD 650,000,000 10% Senior Notes due 2014, EUR 150,000,000 9% Senior Notes due 2014, and USD 1,070,000,000 12.5% Senior Subordinated Discount Notes due 2016 (the latter for aggregate gross proceeds of USD 585,140,200);

- VNU has entered into new senior secured credit facilities, consisting of a seven-year EUR 4,287 million term loan facility, all of which has been borrowed, and a six-year EUR 574 million revolving credit facility, none of which has been borrowed; and

- the Valcon Acquisition B.V. senior secured bridge facility of approximately EUR 5,100 million has been repaid with part of the proceeds of the note offering and term loan borrowings, and equity contributed to Valcon Acquisition B.V. through its parent companies.

This news release contains, or may be deemed to contain, "forward-looking statements" (as defined in the U.S. Private Securities Litigation Reform Act of 1995). By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. The future results of VNU may vary from the results expressed in, or implied by, the forward looking statements contained herein, possibly to a material degree.

VNU Group B.V. / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

Press release

For a discussion of some of the important factors that could cause VNU's results to differ from those expressed in, or implied by, these forward-looking statements, please refer to VNU's annual report to shareholders and other publicly reported information.

This announcement is not an offer to sell or the solicitation of offers to buy any securities in any jurisdiction. The referenced offering of newly issued notes has been completed. Such notes have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media information (Nielsen Media Research), business publications (Billboard, The Hollywood Reporter, Computing, Intermediair) and trade shows. The privately held company is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. VNU employs nearly 41,000 people and had total revenues of EUR 3.5 billion in 2005. For more information, visit www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 3692